EXHIBIT 4(d)


                      FIRST AMENDMENT TO AEROQUIP INOAC COMPANY
                     RETIREMENT SAVINGS AND PROFIT SHARING PLAN



             WHEREAS, the Aeroquip Inoac Company Retirement Savings and Profit Sharing Plan (formerly known as the Sterling Inoac Company Retirement Savings and Profit Sharing Plan) ("Plan") was established effective July 1, 1989; and

             WHEREAS, the Plan was subsequently amended and restated by a document executed on March 8, 1993, effective July 1, 1989; and

             WHEREAS, in order to obtain a favorable determination letter from the Internal Revenue Service as to the tax-exempt status of the Plan, it is necessary to make certain changes in the Plan as submitted to the Internal Revenue Service.

             WHEREAS, section 12.01 of the Plan permits amendment thereof under certain circumstances.

             NOW, THEREFORE, the Plan is hereby amended as follows:

             1. Section 1.06 entitled "Annual Compensation" shall be, and the same hereby is, amended by adding the following three paragraphs at the end thereof:

             In addition to other applicable limitations set forth in the Plan, and notwithstanding any other provision of the Plan to the contrary, for Plan Years beginning on or after January 1, 1994, the Annual Compensation of each Employee taken into account under the Plan shall not exceed the Omnibus Budget Reconciliation Act of 1993 ("OBRA'93") Annual Compensation limit. The OBRA'93 Annual Compensation limit is $150,000, as adjusted by the Commissioner for increases in the cost of living in accordance with sec-tion 401(a)(17)(B) of the Code. The cost-of-living adjustment in effect for a calendar year applies to any period, not exceeding 12 months, over which compensation is determined (determination period) beginning in such calendar year. If a determination period consists of fewer than 12 months, the OBRA'93 Annual Compensation limit will be multiplied by a fraction, the numerator of which is the number of months in the determination period, and the denominator of which is 12.

             For Plan Years beginning on or after January 1, 1994, any reference in the Plan to the limitation under section 401(a)(17) of the Code shall mean the OBRA'93 Annual Compensation limit set forth in this provision.



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             If compensation for any prior determination period is taken into account in determining an Employee's benefits accruing in the current Plan Year, the compensation for that prior determination period is subject to the OBRA'93 Annual Compensation limit in effect for that prior determination period. For this purpose, for determination periods before the first day of the first Plan Year beginning on or after January 1, 1994, the OBRA'93 Annual Compensation limit is $150,000

             2. The first paragraph of section 10.09 entitled "Transfer of Accounts" shall be, and the same hereby is, deleted in its entirety.

             3. A new section to be designated section 10.14 and to be entitled "Eligible Rollover Distributions" shall be, and the same hereby is, added effective January 1, 1993:

             10.14.  Eligible Rollover Distributions.

             (a) This Section 10.14 applies to distributions made on or after January 1, 1993. Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee's election under this Section 10.14, a distributee may elect, at the time and in the manner prescribed by the Administrative Committee, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

             (b)   Definitions.

                   (i) Eligible Rollover Distribution. An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under section 401(a)(9) of the Code; and the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).




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                   (ii)   Eligible Retirement Plan.  An eligible
             retirement plan is an individual retirement account described in section 408(a) of the Code, an individual retirement annuity described in section 408(b) of the Code, an annuity plan described in section 403(a) of the Code, or a qualified trust described in section 401(a) of the Code, that accepts the distributee's eligible rollover distri-bution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

                   (iii) Distributee. A distributee includes an Employee or former Employee. In addition, the Employee's or former Employee's surviving spouse and the Employee's or former Employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in section 414(p) of the Code, are distributees with regard to the interest of the spouse or former spouse.

                   (iv) Direct Rollover. A direct rollover is a payment by the Plan to the eligible retirement plan specified by the distributee.

                   (v) Waiver of 30-Day Notice. If a distribution is one to which sections 401(a)(11) and 417 of the Internal Revenue Code do not apply, such distribution may commence less than 30 days after the notice required under section 1.411(a)-11(c) of the Income Tax Regulations is given, provided that:

                          (1)   the Administrative Committee clearly
                   informs the Participant that the Participant has a right to a period of at least 30 days after receiving the notice to consider the decision of whether or not to elect a distribution (and,if applicable, a particular distribution option), and

                          (2)   the Participant, after receiving the
                   notice, affirmatively elects a distribution.




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             IN WITNESS WHEREOF, the Partnership Committee has caused this
First Amendment to be executed by a duly authorized individual on this _____ day of May, 1994, but effective as of July 1, 1989, except as otherwise noted.




                                       ____________________________________
                                       Member of the Partnership Committee


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